Northern Dynasty announces new Chief Executive Officer (CEO) of Pebble Limited Partnership

February 4, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announced today that Thomas C. (Tom) Collier, a respected US regulatory lawyer based in Washington DC and former Chief of Staff in the U.S. Department of Interior, has been named Chief Executive Officer (CEO) of the Pebble Limited Partnership (“Pebble Partnership” or “PLP), replacing John Shively. Collier has served as senior external counsel to Northern Dynasty since 2011.

A former Commissioner of the Alaska Department of Natural Resources (“DNR”) and Chief of Staff to former Alaska Governor Bill Sheffield, Shively has been named Chairman of Pebble Mines Corp (“PMC”). He will continue to play an active role on the Pebble strategic leadership team.

“Resolving complex, challenging and controversial development projects has been the major focus of my career for the past several decades, so I welcome the challenge of serving as Pebble CEO,” Collier said. “I will immediately focus my energies on preparing the strategy and scientific resources necessary to secure federal and state permits for the construction and operation of a modern, long-life mine at Pebble in the years ahead.”

Collier’s 40-year career, spent principally as a partner at Steptoe & Johnson in Washington DC, includes extensive natural resource sector experience, particularly as it relates to federal regulation and permitting. He specializes in providing strategic leadership to companies navigating federal environmental permitting processes, specifically the Environmental Impact Statement (“EIS”) process under the National Environmental Policy Act (“NEPA”) and 404 wetlands permitting under the Clean Water Act.

Collier has played a senior role on several major projects that successfully secured federal permits in Alaska –including reauthorization of the Alyeska Pipeline Service Co.’s Trans-Alaska Pipeline System (TAPS) and several developments undertaken by Conoco Phillips. Based on his industry experience, as well as his time serving as Chief of Staff for Bruce Babbitt at the US Department of the Interior, Collier has developed extensive knowledge of and networks within key federal regulatory agencies – including the US Army Corps of Engineers and US Environmental Protection Agency.

“From my experience, I have developed three key principles that I believe are essential to resolving the kind of environmental controversy we see at Pebble,” he said. “First, natural resource development and environmental protection can and do co-exist; second, science is the key to resolving such controversies; and third, the NEPA-required EIS process is the best way to resolve scientific disagreements.

“I am bringing these lessons and my extensive experience with the section 404 permitting process to Pebble, and I’m confident that this great project will be permitted and built in Alaska.”

Northern Dynasty President & CEO Ron Thiessen thanked Shively for his six years of service to PLP, and noted the Pebble organization will continue to benefit from the new PMC Chairman’s knowledge of Alaska and its permitting and regulatory system, as well as his relationships with the state’s government, business, community and Native leaders.

“With Tom as CEO, we have a US federal and regulatory permitting specialist, and a business leader with a positive track record for achieving development permits for large, complex and controversial projects,” he said. “And in John we have one of Alaska’s most respected and experienced business leaders, whose track record for working with government and Alaska Native communities is unparalleled.

“Today’s announcement has only strengthened our corporate and project leadership team at Pebble. We look forward with great enthusiasm to the next major milestones for this project – announcing a new major funding partner and initiating project permitting under NEPA.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A recent study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 500 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is the Pebble Project, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.